

July 22, 2015

Via E-mail
Mac McConnell
Senior Vice President
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

      **Re:**    **DXP Enterprises, Inc.**
               **Form 10-K for Fiscal Year Ended December 31, 2014**
               **Filed March 16, 2015**
               **Response Dated July 13, 2015**
               **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed your response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements, page 38

Note 17- Segment and Geographical Reporting, page 64

1.      We note your response to prior comment 3 from our letter dated June 11, 2015.  Please tell us what consideration you gave to including your Supply Chain Services segment revenues in your calculation of service revenues for Rule 5-03(b)(1) of Regulation S-X reporting.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief